HOLLINGER INC.

          SERIES II PREFERENCE SHARES TENDERED TO CONVERSION OFFER

          Toronto, Canada, April 23, 1999 -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; NASDAQ: HLGCF) announces that at the expiry of its offer to convert up to 25,000,000 Series II Preference Shares (TSE, ME,
VSE: HLG.PR.B) into Series III Preference Shares approximately 10,500,000 Series II Preference Shares had been deposited under the offer and not withdrawn. Hollinger will convert these Series II Preference Shares into approximately 10,500,000 Series III Preference Shares and certificates representing those shares will be mailed to holders shortly thereafter.

          After giving effect to the conversions pursuant to the offer, there will remain outstanding approximately 38,000,000 Series II Preference Shares.

          Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.


          For further information please call:


J.A. Boultbee                            Peter Y. Atkinson
Executive Vice-President and CFO         Vice-President and General Counsel
Hollinger Inc.                           Hollinger Inc.
(416) 363-8721                           (416) 363-8721